Exhibit (h)(11)

Janus Henderson Income ETF, and

Expense Limitation Agreement (Affiliated ETFs)

October 24, 2024

Janus Detroit Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (“Adviser”) with respect to the Janus Henderson Income ETF (the "Fund"). This letter is to inform you that the Adviser will waive and/or reimburse to the Fund a portion of its management fee in an amount equal to a portion of the management fee it earns as investment adviser to affiliated exchange traded funds (“Affiliated ETFs") in which a Fund (if any), for at least the period from of the Fund’s inception through February 28, 2026, set forth as follows:

1.	With respect to each investment by the Fund in an Affiliated ETF, the waiver/reimbursement amount shall be equal to the amount of the Fund assets invested in the Affiliated ETF, multiplied by an amount equal to the current daily unitary management fee of the Affiliated ETF less certain asset-based operating fees and expenses incurred on a per-fund basis and paid by the Adviser with respect to the Affiliated ETF (such expenses include, but are not limited to: custody, sub-administration, and transfer agency fees and fees paid to the distributor) (“Waiver Amount”).

2.	The Waiver Amount shall be calculated by the Adviser on a monthly basis and used daily for purposes of calculating the Fund’s net asset value per share.

For the avoidance of doubt, the Adviser may not recover from either Fund amounts previously waived pursuant to this Agreement.

This waiver/reimbursement will continue in effect until February 28, 2026, unless otherwise terminated, revised or extended by the Board of Trustees. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC		JANUS DETROIT STREET TRUST

By:	/s/ Berg Crawford	By:	/s/ Jesper Nergaard
Berg Crawford Chief Accounting Officer		Jesper Nergaard Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

Janus Henderson Investors

151 Detroit St, Denver CO 80206

janushenderson.com